August 28, 2020

VIA EDGAR TRANSMISSION

DeCarlo McLaren, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Mr. McLaren:

On July 8, 2020, the Registrant, on behalf of its series, Anchor Risk Managed Credit Strategies Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on August 21, 2020, you provided me with the comments to the Amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1: Please disclose supplementally what percentage of the Fund’s assets are currently invested in long and short positions in fixed income funds.

Response: The Registrant is informed that as of the date of this letter, the Fund is invested 85% long and 0% short in high-yield bond exchange traded fund sand mutual funds.

Comment 2: Please disclose supplementally what percentage of the Fund’s assets are currently invested in foreign cash equivalents and explain what they are. Please confirm that all cash and cash equivalent invesments are in fiats.

Response: The Registrant is informed that the Fund is not currently invested in any foreign cash equivalents.

Comment 3: The Prospectus states that the “[u]p to 100% of the Fund’s assets may be invested in instruments generally rated below Caa3 by Moody’s or CCC- by S&P or derivatives of such instruments.” Given the possible liquidity issues surrounding below-investment grade debt, please explain how the Fund determined that its investment strategy is appropriate for an open-

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

DeCarlo McLaren, Esq.

August 28, 2020

end structure. The Registrant’s response should include general market data on the types of investments and information concerning the relevant factors referenced in the relief adopting Rule 22e-4 (the “Liquidity Rule”) of the Investment Company Act of 1940, as amended.

Response: The Fund does not invest directly in individual junk bond issues. Rather, the Fund invests in exchange-traded funds and closed-end funds that invest in junk bonds. Please note that the Adviser does not deem below investment grade debt securities to be per se illiquid. The liquidity of such securities will be determined through a liquidity risk management process that takes into account the market, trading, and investment-specific considerations for those types of securities. The Adviser relies primarily on its own analysis of the credit quality and risks associated with such investments, rather than relying exclusively on rating agencies or third-party research. The Adviser utilizes this information in an attempt to minimize credit risk and to identify issuers, industries or sectors that it believes is undervalued or that offer potentially attractive returns or yields relative to the Adviser’s assessment of their credit characteristics.

Principal Investment Risks

Comment 4: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each Fund’s principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 5: In addition the disclosure of “Swaps Risk,” please describe the risk of total return swaps because they are described in the Fund’s principal investment strategies.

Response: The Registrant has replaced its disclosure of “Swaps Risk” in its Item 4 and Item 9 disclosures with the following:

DeCarlo McLaren, Esq.

August 28, 2020

Total Return Swap Risk: In a total return swap, the buyer receives a periodic return equal to the total return of a specified security, securities or index, for a specified period of time. In return, the buyer pays the counterparty a variable stream of payments, typically based upon short term interest rates, possibly plus or minus an agreed upon spread. For example, if the Fund enters into a swap where it agrees to exchange a floating rate of interest for a fixed rate of interest, the Fund may have to pay more money than it receives. Total return swaps entered into in which payments are not netted may entail greater risk than a swap entered into a net basis. There is a risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited). If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. However, particularly in the case of privately-negotiated instruments, there is a risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position. These instruments are subject to high levels of volatility, in some cases due to the high levels of leverage the Fund may achieve with them.

Performance Table

Comment 6: The performance table compares the Fund’s average annual returns to the HFRX Absolute Return Index. Please include a broad-based index as the first index in the performance table and include a narrative explanation for why the HFRX Absolute Return Index is shown.

Response: The Registrant believes that the HFRX Absolute Return Index satisfies the definition of “broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7)(ii), and as referenced in Instruction 2(b) to Item 4(b)(2)(iii), because it is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter. The HFRX Absolute Return index is composed of all eligible hedge fund strateiges and is designed to be representative of the overall composition of the hedge fund universe.

Portfolio Managers

Comment 7: In the paragraph regarding “Portfolio Managers,” please include in the disclsoure that both portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund and include the month the Fund commenced operations.

Response: The Registrant has amended its disclosure on page 5 as follows:

Garrett Waters, Chief Executive Officer of the Adviser and Eric Leake, President and Chief Investment Officer of the Adviser are jointly and primarily responsible

DeCarlo McLaren, Esq.

August 28, 2020

for the day-to-day management of the Fund and have served the Fund as its portfolio managers since it commenced operations in September 2015~~6~~.

Portfolio Holdings

Comment 8: Please disclose tha the Fund’s policies and procedures regarding the release of portfolio holdings information will also be disclosed on the Fund’s website.

Response: The Registrant has amended its disclosure on page 10 as follows:

A description of the Fund’s policies and procedures regarding the release of portfolio holdings information is available in the Fund’s Statement of Additional Information (“SAI”) and on the Fund’s website, www.funds.anchor-capital.com.

Part C

Comment 9: Where applicable, please include file numbers when exhibits listed in Item 28 are being incorporated by reference.

Response: The Registrant will update Item 28 of Part C accordingly.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Bibb L. Strench